Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
+852-2514-7650	clin@stblaw.com

July 27, 2017

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Mr. Donald E. Field
Ms. Amy Geddes
Ms. Theresa Brillant

Re:	BEST Inc.
Amendment No. 1 to Registration Statement on Form F-1
File Number: 333-218959

Ladies and Gentlemen:

On behalf of our client, BEST Inc., an exempted company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

We enclose herewith ten (10) courtesy copies of Amendment No. 1, which has been marked to show changes to the  Registration Statement initially filed with the Commission on June 26, 2017 (the “June 26 Filing”).

On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt review of the June 26 filing.

DANIEL FERTIG       ADAM C. FURBER       IAN C. HO       ANTHONY D. KING       CELIA C.L. LAM       CHRIS K.H. LIN       JIN HYUK PARK       KATHRYN KING SUDOL       CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK          BEIJING          HOUSTON          LONDON          LOS ANGELES          PALO ALTO          SÃO PAULO          SEOUL          TOKYO          WASHINGTON, D.C.

The Company has responded to the Staff’s comments contained in the comment letter dated July 21, 2017 from the Staff (the “July 21 Comment Letter”) by revising the June 26 Filing and/or providing explanations in response to the comments.  In addition to the amendments made in response to the Staff’s comments, the Company has also revised the June 26 Filing to update and improve certain other disclosures, including adjusting the order of certain disclosures in the Business section.

Set forth below are the Company’s responses to the Staff’s comments in the July 21 Comment Letter.  The Staff’s comments are retyped in bold italics below for your ease of reference and are followed by a summary of the responsive actions taken.  We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

*           *           *           *           *

Prospectus Summary, page 1

Best Platform, page 1

1.                                      Please refer to the diagram on page 2.  Please revise to balance the revenue discussion with a presentation of your net losses over the same time frame.  Please also revise to add balancing language that there is no guarantee that comparable CAGR metrics will be achieved in the future.

In response to the Staff’s comment, the Company has revised the diagram on pages 3 and 134 to remove the revenue discussion and include a footnote to indicate that there is no guarantee that comparable growth metrics will be achieved in the future.  The Company respectfully advises the Staff that, where it has added additional detail on its revenue growth on pages 4 and 135, it has balanced the disclosure with discussion of net losses over the same periods.

2.                                      With respect to BEST Inc., we note that you have provided the 2014-2016 revenue CAGR.  Please provide the 2012-2016 CAGR for this, as you have done with respect to Best Supply Chain, Best Express and Best Freight.  With respect to Best Store+, we note that you have disclosed the year-on-year membership store growth in Q1 2017.  Please provide disclosure from when you launched Best Store+ in 2015.

In response to the Staff’s comment, the Company respectfully advises that it has removed the 2014-2016 revenue CAGR from the diagrams on pages 3 and 134.

The Company further respectfully advises the Staff that the 2012-2016 CAGR information with respect to BEST Supply Chain, BEST Express and BEST

Freight included in the Registration Statement relates to operating data of these three service lines, which are available on a consistent basis throughout 2012 to 2016, which distinguishes it from the Company’s financial data.

With respect to BEST Store+, the Company respectfully advises the Staff that it has revised the charts on pages 3 and 134 to present the number of store orders fulfilled for BEST Store+ for the year ended December 31, 2016, rather than year-on-year membership store growth for the periods ended March 31, 2016 and 2017.

Our Corporate Structure, page 6

3.                                      Please consider adding an additional diagram which discloses your corporate structure after the offering to include detailing the relative ownership and voting power of your Class A, Class B and Class C ordinary shares.

In response to the Staff’s comment, the Company has added a diagram on page 10 to provide details of the relative beneficial ownership and voting power of the holders of its Class A, Class B and Class C ordinary shares upon completion of the offering.  The Company will update the numerical information once the offering structure and the number of ordinary shares to be sold in the offering are available. The Company has also revised the disclosure on pages 8 and 75 to clarify that the relevant corporate structure diagram applies as of the date of the prospectus and upon completion of the offering.

Risk Factors, page 18

Our corporate actions are significantly influenced by our principal shareholders, page 40

4.                                      Please revise to disclose the aggregate voting power percentage held by each of the listed principal shareholders due to their ownership of your Class B and Class C ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 43.

Use of Proceeds, page 63

5.                                      We note your disclosure in the third paragraph that you “plan to use the net proceeds [you] will receive from this offering for general corporate purposes in line with [your] strategies.” Please revise to more specifically identify and quantify the principal intended uses of the net proceeds.  Refer to Item 3.C.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 to specify the principal intended uses of the net proceeds, which also are the principal reasons for the offering as required to be disclosed by Item 3.C.1 of Form 20-F.

The Company respectfully advises the Staff that it cannot break down the estimated net proceeds into each principal intended use thereof with reasonable accuracy or certainty because the Company plans to take a holistic approach to its various strategies and expects to adjust the amount of financial resources allocated to different strategies on a continuous basis based on the Company’s business, financial conditions and market as well as other competitive factors as they evolve over time. The Company believes the intended uses disclosed in the Registration Statement are in furtherance of the Company’s stated growth strategies beginning on page 7 of the Registration Statement. Therefore, the Company respectfully submits that it believes no additional disclosure on the use of proceeds is required beyond the revised disclosure on page 66. Further, the Company respectfully advises the Staff that the Company will report the use of proceeds from this offering in its annual report on Form 20-F pursuant to Item 14.E of such form.

Capitalization, page 65

6.                                      Please tell us and disclose here how you determined the ratio of conversion of ordinary shares in to Class A, Class B and Class C ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 to clarify that the Company’s ordinary shares will be re-designated on a one-for-one basis into Class A, Class B or Class C ordinary shares as determined by the Company’s existing shareholders in connection with their consideration and approval of the Company’s ninth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering.

Selected Financial Data, page 76

7.                                      We note your disclosure here that you have not included selected consolidated financial data as of and for the years ended December 31, 2012 and 2013, as such information is not available on a basis that is consistent with the consolidated financial data included in this prospectus and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.  Please tell us the specific facts and circumstances preventing you from presenting this information and the specific exception on which you are relying in omitting this information.  In this regard, it does not appear that you qualify for the exception outlined in Item 301(c) and have not elected the exception in Item 301(d) of Regulation S-K.

The Company respectfully advises the Staff that the specific exception on which the Company, as a foreign private issuer, is relying in omitting this information is contained in Item 3.A.1 of Form 20-F, which provides that “Selected financial data for either or both of the earliest two years of the five-year period may be omitted, however, if the company represents to the host country regulator that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense.”

The Company respectfully advises the Staff that its selected consolidated financial data as of and for the years ended December 31, 2012 and 2013 is not available on a basis that is consistent with the consolidated financial data included in the Registration Statement and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense because of the following specific facts and circumstances:

•                  As an exempted company organized under the laws of the Cayman Islands with substantially all of its operations in the PRC, the Company has historically never prepared its financial statements in accordance with U.S. GAAP.

•                  As the Company has decided to pursue a public offering in the U.S., and in order to make it easier for U.S. investors to understand the Company’s financial statements and compare with other companies, the Company has prepared its consolidated financial statements included in the Registration Statement in accordance with U.S. GAAP.

•                  During the years ended December 31, 2012 and 2013, the Company was a privately held company with limited accounting personnel and other resources and used Excel worksheets to perform a manual consolidation for its consolidated trial balance and financial statements. The Company only started using the Oracle system in 2014 to prepare a consolidated trial balance and financial statements. Therefore, the Company respectfully advises the Staff that it would be difficult to reconstruct historical financial information for 2012 and 2013 under U.S. GAAP at this point in time, and further respectfully submits that any attempt to reconstruct such historical financial information would entail unreasonable effort and expense.

The Company further advises the Staff that, due to the significant expansion of its service offerings and the growth in its business and financial performance in the latest three financial years, the Company believes its financial data as of and for the years ended December 31, 2012 and 2013 would not be meaningful to investors, and it would be unreasonable and not in the interest of the Company’s shareholders to incur the significant expense and time required for the preparation of such financial data.

In addition, the Company respectfully advises the Staff that, prior to the amendments in 2008 and 2017, which respectively added Items 301(c) and 301(d), Item 301 of Regulation S-K applied to all filers and did not include exceptions for Smaller Reporting Companies and Emerging Growth Companies. Despite this, the Commission in the past provided relief for other filers who were unable to provide selected consolidated financial data for certain periods without unreasonable effort and expense. See for instance the Registration Statement on Form S-1 of WebMD Health Holdings, Inc. (File No. 333-124832) and related correspondence.

Last, the Company respectfully advises the Staff that Item 301 of Regulation S-K is inapplicable to the Company as a foreign private issuer.  Item 10 of Regulation S-K provides that the requirements of Regulation S-K apply to registration statements under the Securities Act to the extent provided in the forms to be used for registration under the Securities Act. General Instruction II.B of Form F-1 provides that “Where this Form directs the registrant to furnish information required by Regulation S-K or Form 20-F and the item of Regulation S-K or Form 20-F so provides, information need only be furnished to the extent appropriate,” and neither Form F-1 nor the items of Form 20-F referred to therein direct the registrant to furnish the information required by Item 301 of Regulation S-K. In addition, the Commission intended for Form 20-F to constitute the entirety of the disclosure standards applicable to foreign private issuers, except when Regulation S-K or another rule is specifically mentioned. See Release No. 33-7637 (available at: https://www.sec.gov/rules/proposed/33-7637.txt).

Accordingly, based upon the applicable language of Form 20-F, and for the reasons set forth above, the Company respectfully advises the Staff that its selected consolidated financial data as of and for the years ended December 31, 2012 and 2013 is not available on a basis that is consistent with the consolidated financial data included in the Registration Statement and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

General

8.                                      Please revise your comparative discussion to include the financial impact of each event affecting period to period changes.  For example, you describe the increase in quarter over quarter Supply Chain Management revenue as “mainly attributable to the increase in the number of orders fulfilled as a result of the addition of new large customers and increased business volume of existing customers resulting from ramp-up of certain projects and our continued service enhancements” but do not provide the quantifiable impact of each.  Please comply with the above for all periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 94-102.

Liquidity and Capital Resources, page 100

Operating Activities, page 102

9.                                      Please revise your comparative discussion to address material changes in the underlying drivers of changes in cash flows.  Your current narrative describes items identified on the face of the statement of cash flows, but does not provide the in-depth analysis necessary to provide the investor with an understanding of the your cash flows and the indicative value of historical cash flows.  Refer to the guidance in section IV - Liquidity and Capital Resources of FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 105-107.

Critical Accounting Policies and Significant Judgments and Estimates, page 109

Goodwill, page 114

10.                               We note your disclosure here that your goodwill impairment analysis in 2015 yielded a full impairment charge in your “Others” reporting unit, but no impairment charge in your “Express” or “Freight” reporting units.  We also note that the qualitative portion of your 2016 impairment test concluded that it was not more-likely-than-not that the fair values of the “Express” and “Freight” reporting units were less than their respective carrying amounts, and therefore no quantitative test was performed and no impairment charge taken.  Given your continued gross losses in both of these reporting units and continued negative operating cash flow position, please explain to us how you determined goodwill was not impaired in 2015 and how a quantitative test was unnecessary in 2016 in these reporting units.

The Company respectfully advises the Staff that in performing the Step 1 quantitative tests for goodwill impairment as of December 31, 2015 for its “Express” and “Freight” reporting units, the respective fair value of the reporting units, which were determined using an income approach, significantly exceeded their carrying amounts by RMB5.9 billion and RMB1.5 billion, respectively, as compared to their respective goodwill balances of RMB234 million and RMB6 million. Therefore, since the fair values of the “Express” and “Freight” reporting units exceeded their respective carrying amounts, goodwill was not considered impaired and the second step of the impairment test was unnecessary.

The fair value of the Company’s “Express” and “Freight” reporting units were further corroborated by the fair value estimates of the Company’s overall enterprise value, which were required to be made on January 15, 2015, to determine whether there was a beneficial conversion feature in the Series F preferred shares issued by the Company on June 30, 2015 and December 31, 2015, respectively, to determine the grant-date fair value of share options granted by the Company to its employees. These valuations were performed by the Company with the assistance of an independent third-party appraiser using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountings Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). The estimates of the Company’s overall enterprise value on these respective dates showed an increasing trend due to the anticipated growth and economies of scale to be achieved by the Company’s express and freight delivery service businesses.

In 2016, although the Company had experienced continued gross losses and negative operating cash flows, the extent of this continuing trend, among other factors considered, was appropriately reflected in the Company’s cash flow forecasts when determining the fair values of the “Express” and “Freight” reporting units in 2015. The actual financial performance for the “Express” and “Freight” reporting units in 2016 was slightly better than forecasted, which evidenced the ability of the Company’s management to make supportable and reliable estimates for its cash flow projections.

In addition, during 2016, the Company did not identify any macroeconomic conditions, market and industry factors or entity-specific events that were considered a significant adverse event or circumstance that could negatively affect the fair values of the “Express” and “Freight” reporting units and the underlying key assumptions used, including revenue growth rates, gross (loss)/margin ratios, weighted-average cost of capital and terminal growth rates. As disclosed in the Registration Statement, China’s express and freight delivery services market are expected to continue to grow at compounded annual growth rates of 17.9% and 13.8% from 2016 to 2021, respectively, driven by the rapid growth in B2B and B2C e-commerce in China. As also disclosed in the Registration Statement, according to iResearch, the Company’s market share in China’s express delivery market, as measured by parcel volume, also increased steadily from 2.7% in 2012 to 6.9% in 2016 while the Company was the fastest growing LTL freight service provider among the major players in China in 2016 and the top three in terms of average daily freight volume, which were other positive events. In fact, there was continued increase in the Company’s overall enterprise value, as noted on February 2, 2016 and April 29, 2016, respectively, when the Company issued Series G-1 and G-2 preferred shares to third party investors for cash proceeds and on June 30, 2016 and December 31, 2016, respectively, when the Company granted share options to its employees.

Furthermore, as the Company operates an asset-light business model, the carrying amount of the “Express” and “Freight” reporting units did not materially increase as compared to the balances as of December 31, 2015.

Therefore, considering all of the above in accordance with ASC350-20-35-3F, including (i) the significant “headroom” derived from the 2015 quantitative assessment, (ii) lack of events and circumstances, both external and company-specific, that may negatively impact the respective reporting unit’s fair value, and (iii) no significant changes in the carrying value of the respective reporting units, the Company determined that it was appropriate to use a qualitative approach, from which the Company concluded that it was not more likely than not that the fair value of the “Express” and “Freight” reporting units would be less than its carrying amount.

Business, page 129

Disrupting through innovation, page 133

11.                               Please refer to the third paragraph.  Please revise to balance the revenue CAGR discussion with a presentation of your net losses over the same time frame.

In response to the Staff’s comment, the Company has removed the discussion of the revenue CAGR on page 136.

Management, page 179

12.                               We note that a number of your directors appear to have certain affiliations with Alibaba or certain of its affiliates.  Please revise this section to discuss any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or senior manager was selected as a director or member of senior management.  Refer to Item 6.A.5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 185-187.

Compensation of Directors and Executive Officers, page 185

13.                               Please advise whether you have disclosed or are required to disclose in your home country the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year.  Refer to Item 6.B.1 of Form 20-F.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not disclosed and is not required to disclose in the Company’s home country, the Cayman Islands, the compensation of its executive officers and directors on an individual basis.

Principal and Selling Shareholders, page 188

14.                               Please revise to identify the natural or legal person or persons who control the shares held by the CR Entities, IDG-Accel China Capital and Cainiao Smart Logistics Investment Limited, or advise.  Refer to Item 7.A.3 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 196 regarding IDG-Accel China Capital. With regard to the shares of the Company held by the CR Entities and Cainiao Smart Logistics Investment Limited, the Company respectfully advises the Staff that it has disclosed on page 196 that (i) the voting powers and investment powers of the CR Entities are exercised in accordance with the direction of the board of directors of China Renaissance Capital II GP, and (ii) Cainiao Smart Logistics Network Limited is not controlled by any person or persons that constitute a “group”. As such, China Renaissance Capital II GP and Cainiao Smart Logistics Network Limited are the respective ultimate persons that control the shares held by the CR Entities and Cainiao Smart Logistics Investment Limited.

Taxation, page 220

15.                               Please refer to the first paragraph.  Please revise the first sentence to clarify that the tax summary discusses all material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences.  In this regard, please delete the language that this is a “general” summary.

In response to the Staff’s comment, the Company has revised the disclosure on page 226.

16.                               Please refer to the first paragraph.  We note your disclosure that this “discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser.” Investors are entitled to rely on the opinions as expressed.  Please revise to remove this inappropriate limitation on reliance.  Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 226.

People’s Republic of China Taxation, page 220

17.                               A general description of PRC taxation does not satisfy the requirement to provide an opinion on the material PRC tax consequences.  Refer to Section III.C.2 of Staff Legal Bulletin No. 19.  Please have counsel revise this section to address and express a conclusion for each material PRC tax consequence.  Counsel should clearly identify each material PRC tax consequence being opined upon, set forth counsel’s opinion as to each identified tax item, and set forth the basis for such opinion.  Refer to Section III.C.1 of Staff Legal Bulletin No. 19.  If there is a lack of authority directly addressing the PRC tax consequence, conflicting authority or significant doubt about the PRC tax consequence, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty.  If such opinions are given, counsel should explain why it cannot give a “will” opinion and should describe the degree of uncertainty in the opinion.  Refer to Section III.C.4 of Staff Legal Bulletin No. 19.  Please have counsel revise this section throughout accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 226-227 to address and express a conclusion for each material PRC tax consequence.

Consolidated Balance Sheets, page F-3

18.                               We note your presentation in Note 17 of related party transactions and balances.  Please revise the face of your financial statements to separately present related party items.  Refer to the guidance in Rule 4-08(k) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the face of its financial statements on pages F-5 and F-67.

Note 2 - Summary of Significant Accounting Policies

Inventory, page F-20

19.                               Please revise your disclosure to state your policy regarding excess and obsolete inventory.

In response to the Staff’s comment, the Company has revised the disclosure on page F-20.

Express delivery services, page F-23

20.                               We note your reference to franchise arrangements and that there are no continuing fees beyond the initial non-refundable franchise fee.  Please clarify for us the nature of these agreements, including the terms and any continuing obligations.  Also tell us if this type of arrangement that will be entered into as part of your plan to significantly expand your BEST Store network.

The Company respectfully advises the Staff that the key terms of the franchise agreements executed between the Company and each franchisee partner include, among others, the following:

•                  the Company shall provide a comprehensive operating manual that covers every aspect of the BEST express delivery, freight delivery or supply chain process and management model;

•                  the Company shall provide one all-encompassing orientation training at inception of the agreement and follow up trainings (one or two sessions) each year during the three year franchise period;

•                  franchisee partners are not allowed to assign or share such franchise materials with any third party without the Company’s consent;

•                  the franchise fee is paid upfront and non-refundable and there are no refund rights; and

•                  there are no continuing obligations, or other fees or charges.

Based on the Company’s historical experience with franchisee partners, costs incurred for each training session are inconsequential and the training is considered perfunctory (maximum one to two hours each in length). Therefore, the provision of training sessions each year in the three year franchise period is not considered a substantial continuing performance obligation. In accordance with ASC 952-605-25-2 and 25-3, the Company recognizes the franchise fee in full when substantially all of the services have been performed, which is when the franchisee partner commences its operations as there are no other material conditions or obligations after this point in time.

In response to the Staff’s comment, the Company has revised its disclosure on the recognition of franchise fees on pages F-21 and F-22.

The Company respectfully advises the Staff that it plans to enter into a similar type of franchise arrangement with BEST Store+ franchisee partners whereby the Company will charge an initial non-refundable franchise fee for a comprehensive operating manual and orientation training, with no continuing obligations or recurring franchisee fees.

Note 12 - Redeemable Convertible Preferred Shares, page F-37

21.                               Please reconcile the difference between the fair value of the new Series F preferred shares issuance and the carrying value of the original Series D preferred shares of RMB296,677 as presented in the narrative on page F-44 and $283,670 as presented in the table on page F-45.

The Company respectfully advises the Staff that the Company has determined its functional currency to be U.S. dollars (“USD”). However, for consolidated financial statement purposes, the Company chooses to use the Renminbi (“RMB”) as its reporting currency, which is in accordance with Rule 3-20 of Regulation S-X. The difference of RMB13,007 between RMB296,677 and RMB283,670 represents a foreign currency translation adjustment recorded in other accumulated comprehensive income on the date of extinguishment or January 15, 2015. The foreign currency translation adjustment arose due to the differing exchange rates used to translate the USD-denominated preferred share balances to RMB to record the impact of the extinguishment of the Series D preferred shares, and simultaneous re-designation of the Series F preferred shares.

RMB283,670 represents the difference between the RMB equivalent of the USD fair value of the Series F preferred share issuance that was translated on the issuance date of January 15, 2015, and the RMB equivalent of the USD carrying amount of the Series D preferred shares on the date of extinguishment, which was translated to RMB at historical exchange rates.

RMB296,677 represents the deemed dividend for the extinguishment loss on Series D preferred shares recorded in the consolidated statement of comprehensive loss for the year ended December 31, 2015, and represents the USD difference between the fair value of the Series F preferred shares and the carrying amount of the Series D preferred shares translated at the exchange rate on the extinguishment date in accordance with ASC 830-30-45-3.

The table below shows the USD-denominated preferred share balances and the exchange rates used to translate them to RMB, and the reconciliation of the two amounts discussed above:

Balance sheet:		USD	Exchange rate	RMB
Extinguishment of Series D preferred shares		(56,094)	6.3512	(356,265)
Re-designation to Series F preferred shares		104,577	6.1193	639,935
Extinguishment of Series D and simultaneous re-designation to Series F preferred shares	A	48,452		283,670
Statement of comprehensive loss:
Deemed dividend-Extinguishment loss of Series D preferred shares	B	48,452	6.1193	296,677
Difference: Foreign currency translation adjustment	= B - A			13,007

Unaudited Consolidated Balance Sheets as of March 31, 2017, page F-66

22.                               Please tell us how the pro forma shareholders’ equity amounts were calculated.

The Company respectfully advises the Staff that the calculation of the pro forma shareholders’ equity amounts consists of the following components:

a)             Conversion of the Company’s redeemable convertible preferred shares (“Preferred Shares”):

The Company assumed the automatic conversion of all outstanding Preferred Shares into 264,034,399 ordinary shares and the re-designation of all outstanding ordinary shares into 182,168,452 Class A ordinary shares, 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, respectively, upon the closing of the Company’s Qualified IPO, as if it had occurred on January 1, 2017. Therefore, the pro forma ordinary shares of all classes in aggregate, and pro forma additional paid-in capital, amounted to RMB22,466, and RMB15,823,860, respectively.

b)             Recognition of one-time share based compensation expense upon the satisfaction of the performance condition of a Qualified IPO for vested options:

The pro forma share-based compensation expense for employees was measured using grant-date fair values of the share options that have vested as of March 31, 2017, and the pro forma share-based compensation expense for non-employees was measured using the fair value of the share options that have vested as of March 31, 2017. The pro forma share-based compensation expense in aggregate amounting to RMB131,672 was reflected as an adjustment to additional paid-in capital and accumulated deficit, respectively. Therefore, the pro forma additional paid-in capital and pro forma accumulated deficit amounted to RMB15,955,532 (which is the sum of RMB 15,823,860 in a) above and RMB131,672), and RMB14,212,743, respectively.

23.                               As a related matter, please revise the pro forma equity presentation to include a description of pro forma ordinary shares outstanding by class.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the pro forma equity presentation to include a description of pro forma ordinary shares outstanding by class on page F-66. The Company has also made corresponding revisions to the disclosure on page 68.

Exhibit 99.2

24.                               Please refer to qualification (d) on page 6.  We note counsel’s qualification that the “Opinion is given for use only by the Company but not for the use by any other person or for any other purposes.  We accept no responsibility or legal liability to any person (other than the addressee of this Opinion) in relation to the contents of this Opinion even if this Opinion has been used by such person with the consent of our firm.” Please have counsel revise this qualification to carve out the PRC tax consequences opinion.  Investors in this offering are entitled to rely on that opinion as expressed.  Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company respectfully advises the Staff that counsel has revised qualification (d) on page 6 of Exhibit 99.2, which is being re-filed with Amendment No. 1.

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If you have any questions regarding this letter or Amendment No. 1, please do not hesitate to contact me at +852 2514-7650 (office) or clin@stblaw.com (e-mail), or my colleagues Daniel Fertig at +852 2514-7660 (office) or dfertig@stblaw.com (e-mail) or Yi Gao at +852 2514-7620 (office) or ygao@stblaw.com (e-mail).

Questions pertaining to accounting and auditing matters should be directed to John Qian at +86 21 2228-3106 of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:                                Shao-Ning Johnny Chou, Chairman and Chief Executive Officer

Lei Guo, Chief Accounting Officer and Vice President of Finance

BEST Inc.

Daniel Fertig

Yi Gao

Brian Mathes

Simpson Thacher & Bartlett LLP

Yilong Du

Latham & Watkins LLP

John Qian

Ernst & Young Hua Ming LLP